Page 1 of 13 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Liberty Tax, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

53128T102
(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(818) 884-3737

with a copy to:

Philip Flink

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

(617) 856-8555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 13 Pages

SCHEDULE 13D

CUSIP No.	53128T102

1		NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,005,353
	8	SHARED VOTING POWER
1,099,350
	9	SOLE DISPOSITIVE POWER
2,005,353
	10	SHARED DISPOSITIVE POWER
1,099,350
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,104,703
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.14%*
14		TYPE OF REPORTING PERSON (See Instructions)
HC

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 3 of 13 Pages

CUSIP No.	53128T102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BRC Partners Opportunity Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
475,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
475,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
475,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.39%*
14		TYPE OF REPORTING PERSON (See Instructions)
PN

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 4 of 13 Pages

CUSIP No.	53128T102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
B. Riley Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
625,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
625,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.46%*
14		TYPE OF REPORTING PERSON (See Instructions)
IA

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 5 of 13 Pages

CUSIP No.	53128T102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BRC Partners Management GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
475,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
475,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
475,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.39%*
14		TYPE OF REPORTING PERSON (See Instructions)
OO

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 6 of 13 Pages

CUSIP No.	53128T102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
B. Riley FBR, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
474,350
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
474,350
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
474,350
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.38%*
14		TYPE OF REPORTING PERSON (See Instructions)
BD

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 7 of 13 Pages

CUSIP No.	53128T102

1		NAMES OF REPORTING PERSONS
Dialectic Antithesis Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
150,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
150,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.07%*
14		TYPE OF REPORTING PERSON (See Instructions)
PN

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 8 of 13 Pages

CUSIP No.	53128T102

1		NAMES OF REPORTING PERSONS
BR Dialectic Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
150,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
150,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.07%*
14		TYPE OF REPORTING PERSON (See Instructions)
IA

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Page 9 of 13 Pages

This Amendment No. 1 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 7, 2018 (the “Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Liberty Tax, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used by not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and restated as follows:

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Persons. The aggregate purchase price of the 3,104,703 shares of Common Stock was approximately $26,727,137.64 (excluding commissions).

From time to time, BRPLP, BRFBR, and Dialectic may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)	As of the date hereof, BRF beneficially owned directly 2,005,353 shares of Common Stock representing 14.3% of the Issuer’s Common Stock, BRPLP beneficially owned directly 475,000 shares of Common Stock representing 3.39% of the Issuer’s Common Stock, BRFBR beneficially owned directly 474,350 shares of Common Stock, representing 3.38% of the Issuer’s Common Stock, and Dialectic beneficially owned directly 150,000 shares of Common Stock, representing 1.07% of the Issuer’s Common Stock.

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

(b)	BRPGP is the general partner of BRPLP, BRCM is an investment advisor to BRPLP and BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

BRF is the parent company of BRFBR. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRFBR.

BR Dialectic is the general partner and investment manager of Dialectic. BRCM is an investment advisor and the parent company of BR Dialectic and BRF is the parent company of BRCM. As a result, BR Dialectic, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by Dialectic.

Page 10 of 13 Pages

The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 12,823,020 shares of Common Stock outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by the Issuer on April 27, 2018, plus (i) 200,000 shares of Class A common stock resulting from the conversion of shares of Class B common stock and (ii) 1,000,000 shares of Common Stock resulting from the exchange of certain exchangeable shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.

As of the date hereof, each of BRPLP, BRPGP, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRFBR and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRFBR.

As of the date hereof, BRF has the sole power to vote or direct the vote of, and to dispose, or direct the disposition of, the Shares beneficially owned by BRF.

As of the date hereof, each of Dialectic, BR Dialectic, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Dialectic.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c)	Schedule B annexed hereto lists all transactions in the Shares for the Reporting Persons in the last 60 days. All of such transactions were effected in the open market, except as otherwise noted herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The second paragraph of Item 6 of the Schedule 13D is hereby amended as follows:

On August 1, 2018, BRFBR purchased 185,000 shares of Common Stock on behalf of Vintage Tributum in the ordinary course of business pursuant to open market transactions. On August 2, 2018, BRFBR purchased 115,000 shares of Common Stock in the ordinary course of business pursuant to open market transactions. BRFBR subsequently sold the 115,000 shares to Vintage Tributum on the same day.

Page 11 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By: BRC Partners Management GP, LLC, its General Partner

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Executive Officer

DIALECTIC ANTITHESIS PARTNERS, LP

By:	/s/ John Fichthorn
Name: John Fichthorn
Title: Portfolio Manager

Page 12 of 13 Pages

BR DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn
Name: John Fichthorn
Title: Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Page 13 of 13 Pages

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Shares of Class A Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

B. Riley Financial, Inc.
2,005,353	$8.5400	8/1/2018

BRC Partners Opportunity Fund, L.P.
75,000	$8.9100	8/1/2018
400,000	$8.5400	8/1/2018

B. Riley FBR, Inc.
18,916	$9.2824	8/6/2018
34,700	$9.2480	8/3/2018
115,967	$9.1682	8/2/2018
165,181	$8.9477	8/1/2018
76,086	$8.1612	6/29/2018
15,000	$8.0637	6/18/2018
48,500	$9.4618	6/8/2018

Dialectic Antithesis Partners, L.P.
150,000	$8.5400	8/1/2018